Great Basin Scientific, Inc.

1441 South 3850 West

Salt Lake City, UT 84120

August 7, 2014

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mary Beth Breslin,

Ms. Amanda Ravitz and Mr. Jay Munson

Re:	Great Basin Scientific, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted June 24, 2014

CIK No. 0001512138

Dear Ms. Breslin, Ms. Ravitz and Mr. Munson:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 21, 2014 (the “SEC Comment Letter”) regarding the above-referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”) filed by Great Basin Scientific, Inc. (the “Company”). Concurrently herewith, we are filing with the Commission by EDGAR transmission and amended draft of the Registration Statement (the “Amendment”). To aid in your review, we also have enclosed with this letter a copy of the Amendment which is marked to indicate all of the changes from the initial Registration Statement.

The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update information since the initial filing of the Registration Statement, including the financial statements from the six months ended June 30, 2014. The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.

General

Comment No. 1:

1.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Securities and Exchange Commission

August 7, 2014

Response to Comment No. 1:

In response to the Staff’s comment, the Company has not provided any written materials to potential investors in connection with this offering in reliance on Section 5(d) of the Securities Act. If any such written materials are provided to potential investors, the Company will supplementally provide such materials to the Staff. Similarly, the Company is not aware of any research reports that have been, or will be, published by any broker or dealer that is participating or will participate in our offering. If any such reports are published or distributed, the Company will supplementally provide such reports to the Staff.

Prospectus Cover Page

Comment No. 2:

2.	Please ensure that your registration statement cover page fits on one page. See Item 501(b) of Regulation S-K.

Response to Comment No. 2:

In response to the Staff’s comment, the Company has adjusted the prospectus cover page of the Amendment to comply with Item 501(b) of Regulation S-K.

Comment No. 3:

3.	We note you are including in the fee table the warrants to be issued to the representative, but it does not appear you have included them on the prospectus cover page. Please revise or advise.

Response to Comment No. 3:

In response to the Staff’s comment, the Company has adjusted the prospectus cover page of the Amendment to include the warrants to purchase common stock to be issued to the representative in connection with the offering.

Our Company, page 1

Comment No. 4:

4.

Your summary should be a balanced discussion of your business and those aspects of the offering that are most important to investors and should be written in a manner that investors who are not familiar with your technology can understand. For example, please revise your first

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August 7, 2014

paragraph to identify your single current product. Please also highlight that you provide customers with the analyzer portion of your platform and that you generate revenue from the sale of test cartridges. Finally, describe your limited revenues to date, your history of losses, your accumulated deficit and the fact that your auditor has included a paragraph in its opinion that there exists substantial doubt as to your ability to continue as a going concern.

Response to Comment No. 4:

In response to the Staff’s comment, we have updated the summary set forth in the section titled “Our Company” to include the requested information and discussion. Please see page 1 of the Amendment.

Comment No. 5:

5.	It is unclear why “win rate” is an appropriate measure to highlight in your Summary, as it appears you do not sell your analyzer but provide one to your customers. Please advise or revise. Also, tell us how you determined the scope of customers that elected to purchase your tests after receiving and evaluating your platform. How many customers were selected to receive and evaluate your platform and how were they selected?

Response to Comment No. 5:

In response to the Staff’s comment, we have updated the discussion of “win rate” and the information associated with the calculations thereof. Please see page 2 of the Amendment.

Comment No. 6:

6.	Please revise to specify the bases for statements describing the efficacy and cost of your products throughout your prospectus summary. For instance, we note your statements that your platform is “low cost,” “easy-to-use,” “simple, rapid and cost-effective.” Also, where you state that your products are “simpler and more affordable,” or will lead to “reduced costs,” “faster time to result,” and “higher sensitivity,” please revise to identify the particular tests or technology to which you are comparing your products.

Response to Comment No. 6:

In response to the Staff’s comment, we have updated the disclosure throughout the Amendment to include the requested information and discussion.

Securities and Exchange Commission

August 7, 2014

The Great Basin Platform, page 1

Comment No. 7:

7.	Please briefly expand your discussion of what molecular testing is, how it works and how your technology compares to other existing molecular testing methods.

Response to Comment No. 7:

In response to the Staff’s comment, we have updated the disclosure to include the requested information and discussion. Please see page 1-2 of the Amendment.

Comment No. 8:

8.	Please clarify what you mean when you state that you retain ownership of the analyzer in light of the sale-leaseback arrangements you describe. We also note that it appears you sell the entire system including the analyzer outside the U.S., according to your disclosure in the third paragraph on page 45.

Response to Comment No. 8:

The nature and terms of the sale-leaseback transaction for the analyzers qualifies for accounting treatment under ASC 840-40, Sale-Leaseback Transactions, and meets the criteria for a capital lease transaction under ASC 840-10, Leases, and accordingly are recorded as fixed assets on our balance sheets. The reference that we retain ownership refers to the relationship between us and our customer. When we place the analyzer with our U.S. customers, there is no transfer of ownership to the customer. We retain all the risks and benefits of ownership. The sale of the analyzers outside the U.S. is an incidental or peripheral transaction that is immaterial to our historical and current overall strategy and focus (please refer to additional response in Comment No. 30).

Our Products, page 2

Comment No. 9:

9.	Please clarify in the summary whether your “first commercial test” is your only current product generating revenues and disclose its current FDA clearance status. Also, please clearly disclose whether your other “tests in development” are commercially available at this time, in the United States or otherwise.

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August 7, 2014

Response to Comment No. 9:

In response to the Staff’s comment, we have updated the disclosure to include the requested information and discussion. Please see page 1-2 of the Amendment.

Comment No. 10:

10.	Please revise to clarify the significance to your business of your statement that “costs associated with the care of patients with C. diff are not covered by insurance or Medicaid/Medicare.” Please indicate how insurance coverage and Medicaid/Medicare coverage affects your sales volume.

Response to Comment No. 10:

In response to the Staff’s comment, we have updated the disclosure on page      to include the requested information and discussion.

Use of Proceeds, page 8

Comment No. 11:

11.	Please expand your disclosure to explain what the amounts used to “fund clinical and regulatory development of new diagnostics tests” will specifically include. Identify the specific test(s) that will be developed using funds from this offering and state whether the amount of the offering proceeds set aside for this use will be enough to complete clinical testing and obtain regulatory approval, or whether further funds would be needed. We note your risk factor on page 19 that you will need to raise additional capital to fund testing.

Response to Comment No. 11:

In response to the Staff’s comment, we have updated the disclosure to include the requested information and discussion. Per this supplemental discussion, while certain funds from this offering will be used to fund clinical and regulatory development for Staph ID/R and Group B Strep, we may need to raise additional funds to complete the clinical and regulatory development of these diagnostic tests.

Proposed NASDAQ Capital Market Symbol for our common stock, page 8

Comment No. 12:

12.	We note you state that there is no assurance that NASDAQ will approve your listing application. Please clarify whether you intend to go forward with the offering if the application is not approved.

Securities and Exchange Commission

August 7, 2014

Response to Comment No. 12:

In response to the Staff’s comment, we have revised the cover page to disclose prominently that the offering is not contingent upon NASDAQ approval of our initial listing application.

Risk Factors, page 12

Comment No. 13:

13.	Please add a risk factor regarding your obligation to continue to keep the registration statement updated so that warrant holders are able to exercise their warrants in the future.

Response to Comment No. 13:

In response to the Staff’s comment, we have added a risk factor disclosing our obligation to continue to keep the registration statement updated so that warrant holders are able to exercise their warrants in the future. Please see page 30 of the Amendment.

We have a limited commercial history, page 12

Comment No. 14:

14.	Please expand this risk factor to quantify the losses you incurred for each year and interim period for which you present financial statements, in order to illustrate the risk to investors. Please also state that your auditor has included an explanatory paragraph in its report that there exists substantial doubt as to your ability to continue as a going concern.

Response to Comment No. 14:

In response to the Staff’s comment, we have updated the disclosure to include the requested information and discussion.

Capitalization, page 38

Comment No. 15:

15.	Please revise to remove cash from the capitalization table since cash is not a component of your capitalization. As an alternative, you may disclose the amount of cash in the text before the table.

Securities and Exchange Commission

August 7, 2014

Response to Comment No. 15:

In response to the Staff’s comment, we have updated the disclosure to remove cash from the capitalization table.

Comment No. 16:

16.	We see that you have prepared your capitalization table as June 20, 2014. Please revise the filing to provide the capitalization information as of the most recent balance sheet date.

Response to Comment No. 16:

In response to the Staff’s comment, we have updated the disclosure to set forth the capitalization as of June 30, 2014, the most recent balance sheet date.

Selected Financial Data, page 43

Comment No. 17:

17.	Pro forma information should only be shown for the latest fiscal year and interim period, if applicable. Please remove the pro forma net loss per share figure for the December 31, 2012 fiscal year and the March 31, 2013 quarterly period provided here and on page 10, and the March 31, 2013 quarterly period provided on page F-25.

Response to Comment No. 17:

In response to the Staff’s comment, the tables on page 43, page 10 and page F-25 have all been revised to only show the pro forma net loss per share figures for December 31, 2013 and June 30, 2014.

Revenue, page 48

Comment No. 18:

18.	We note the discussion here of the effect of increased customers on your revenues. Please revise to also include a discussion of the impact of prices and volume on your revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response to Comment No. 18:

In response to the Staff’s comment, we have updated the disclosure to include the requested information and discussion.

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August 7, 2014

Controls and Procedures, page 58

Comment No. 19:

19.	We note the discussion here and in Risk Factors on page 22 that you attribute identification of the material weakness in your internal control over financial reporting at December 31, 2013 to your independent registered public accounting firm. However, we note that Mantyla McReynolds, LLC has not, and was not required to opine on the effectiveness of your internal control over financial reporting at that date. Please describe to us the nature and extent of the role played by Mantyla McReynolds, LLC in identifying the material weaknesses and revise the section to clarify the extent to which any statements should be attributed to your management as opposed to your auditor. In this regard, please refer to the guidance provided in Question 233.02 of Division’s C&DI to the Securities Act Rules which can be found at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response to Comment No. 19:

In planning and performing the audit of the financial statements, Mantyla McReynolds, LLC considered the Company’s internal control over financial reporting (internal control) as a basis for designing their auditing procedures for the purpose of expressing their opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, they did not express an opinion on the effectiveness of the Company’s internal control. Their consideration of internal control was for the limited purpose described above and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, they are required to communicate, in writing and in a timely manner, to the Audit Committee all material weaknesses and significant deficiencies that they have identified in the Company’s internal control over financial reporting. They reported what they identified in their communication to the Audit Committee. We were already aware of the material weaknesses they identified and had supplemented our accounting staff with outside consultants that had the required expertise prior to the engagement of Mantyla McReynolds. We have taken out the reference on both page 22 and page 58 to the findings of our independent registered public accounting firm and clarified that we have identified the material weaknesses.

Comment No. 20:

20.	Please revise to disclose the nature of the material weaknesses in your internal control over financial reporting.

Securities and Exchange Commission

August 7, 2014

Response to Comment No. 20:

In response to the Staff’s comment, we have updated the disclosure on page 22 and page 58 to disclose the nature of the material weaknesses in our internal control over financial reporting.

License Agreements, page 67

Comment No. 21:

21.	Please disclose the material terms of these license agreements, including when they expire and the amounts to be paid under the agreements.

Response to Comment No. 21:

In response to the Staff’s comment, we have updated the disclosure to expand the discussion of these license agreements, including that the term of the license agreements extend until the expiration of all the patents associated with the licensed patent rights, or until such time as we elect to terminate with written notice. We have also updated the disclosure to the current aggregate royalty fee paid under the license agreements, although we advise the Staff that we intend to request confidential treatment of the royalty fees and payments schedules applicable to the individual agreements.

Intellectual Property, Proprietary Technology, page 70

Comment No. 22:

22.	Please revise to clarify the term “allowed patent” and explain how it differs from an issued patent.

Response to Comment No. 22:

In response to the Staff’s comment, we have updated the disclosure to include the requested information and discussion. All references to “allowed patent” have been replaced with “issued patent”, as this was the intended meaning.

Government Regulation, page 71

Comment No. 23:

23.	Please expand your disclosure regarding government regulation to discuss the FDA Form 483 you received on February 27, 2013 as you describe in the risk factor on page 14 and disclose whether there is any further action or notice expected from the FDA or you with regard to this matter.

Securities and Exchange Commission

August 7, 2014

Response to Comment No. 23:

In response to the Staff’s comment, we have updated the disclosure to expand the discussion of the PDA Form 483 we received on February 27, 2013. In response to the Staff’s comment, we have further updated the disclosure to reflect that the Company took corrective action in response to the FDA Form 483. We received a letter from the FDA, dated July 22, 2014 informing the Company that the inspection is closed. We do not anticipate the FDA to take further action or provide further notice with regard to this matter.

Certain Relationships and Related Person Transactions, page 91

Comment No. 24:

24.	With respect to the promissory notes issued in March 2014 and February 2014, please quantify the number of shares into which the note will convert in connection with this offering. Please also disclose the exercise price of the warrants.

Response to Comment No. 24:

In response to the Staff’s comment, we have updated the disclosure to identify that these notes converted to Series D Units in connection with the Series D Offering. Please see page 94 of the Amendment.

In response to the Staff’s comment, we have further updated the disclosure to set forth the exercise price of the warrants issued to DRS, LLC in March 2014 and Mr. Ashton in February 2014, which is $0.01.

Comment No. 25:

25.	Please disclose the nature of the related party interest with Krispen Family Holdings, L.C.

Response to Comment No. 25:

Krispen Family Holdings, LLC is currently disclosed as a 5% shareholder of the Company within the section entitled “Security Ownership of Certain Beneficial Owners and Management”. Due to this ownership, the Company has disclosed the convertible promissory note issued to Krispen Family Holdings, LLC pursuant to Item 404 of Regulation S-K. Krispen Family Holding, LLC is owned by Spencer Kirk, a person not otherwise affiliated with the Company.

Securities and Exchange Commission

August 7, 2014

Comment No. 26:

26.	Please provide the disclosure required by Item 404 of Regulation S-K with respect to the March 2014 short term notes payable to Mr. Spafford and Mr. Ashton described in Note 15 to your financial statements on page F-22.

Response to Comment No. 26:

In response to the Staff’s comment, we have updated the disclosure to set forth these short term notes payable, which accrued no interest and were repaid in April 2014. Please see page 94 of the Amendment.

Comment No. 27:

27.	Please clarify the extent of the personal guarantee of Mr. Spafford and Mr. Ashton and disclose to whom the guarantee is issued. To the extent these guarantors, which are described as “third parties” in this section of your disclosure, are related parties or are controlled by related parties as indicated in Note 11 to the audited financial statements, please revise to identify them as such. Also, please clarify the exercise price of the warrants granted to Mr. Spafford and Mr. Ashton on November 25, 2013.

Response to Comment No. 27:

In response to the Staff’s comment, we have updated the disclosure to clarify that each of the guaranties of Mr. Spafford and Mr. Ashton covers the full amount of liability for any amounts due from the Company to Onset Financial, Inc. under the Master Lease Agreement with Onset Financial, Inc.

In response to the Staff’s comment, we have also updated the disclosure to identify that the parties whom obtained the letters of credit at our request in connection with the sale-leaseback agreement were Spring Forth Investments, LLC, an entity controlled by David Spafford, and Utah Autism Foundation, an entity for which Mr. Spafford serves on the Board of Trustees and as a Founder Trustee.

In response to the Staff’s comment, we have updated the disclosure to set forth the exercise price of the warrants issued to Mr. Spafford and Mr. Ashton, which is $0.01. Please see page 94 of the Amendment.

Security Ownership of Certain Beneficial Owners and Management, page 94

Comment No. 28:

28.	Please identify the natural persons who have voting and investment control over the shares held by the entities listed in the table. For example, we note Krispen Family Holdings L.C. and Onset Financial Inc.

Securities and Exchange Commission

August 7, 2014

Response to Comment No. 28:

In response to the Staff’s comment, we have (i) revised footnote 5 to identify that Onset Financial, Inc. is an entity controlled by Mr. Justin Neilson and (ii) revised footnote 6 to identify that Krispen Family Holdings, L.C. is an entity controlled by Mr. Spencer Kirk.

Warrants, page 98

Comment No. 29:

29.	Please clarify whether the 152,747,370 Class A Warrants and the 138,068,714 Class B Warrants outstanding are the same class as the Series A and Series B Warrants being offering pursuant to this registration statement. Please describe all the terms of the warrants to be outstanding after this offering.

Response to Comment No. 29:

The warrants issued in connection with the Series D Offering are not the same class of Warrants as the warrants being offering pursuant to this offering.

As described in the section of the Registration Statement titled “Description of Capital Stock — Warrants”, the Class A Warrants issued in connection with the Series D Offering represent the right to purchase one share of our common stock at an exercise price of $0.0246 per share (subject to adjustment in the event that we issue common stock or securities convertible into common stock at a price lower than the then-current exercise price) and the Class B Warrants issued in connection with the Series D Offering represent the right to purchase one share of common stock at an exercise price of $0.001 per share.

The Series A Warrants being offering pursuant to this registration statement, on the other hand, are each exercisable for one share of common stock and one Series B Warrant. The Series A Warrants are immediately exercisable upon issuance at an initial exercise price of 100% of the initial public offering price. The Series B Warrants being offering pursuant to this registration statement are each exercisable for one share of common stock and are immediately exercisable upon issuance at an initial exercise price of 125% of the initial public offering price. In response to the Staff’s comment, we have revised the disclosure on page 101 to further describe the warrants to be outstanding after this offering.

Revenue Recognition, page F-9

Comment No. 30:

30.

We note the discussion on page 45 that the analyzers are considered fixed assets. We also note that outside of the U.S., you sell your analyzers to distributors and that these transactions are treated as a sale of assets. Please describe for us the significant terms and conditions of these sales

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arrangements with foreign distributors. We note that the production and sale of your propriety platform, which includes an analyzer and disposable cartridge, are the activities that constitute your ongoing major and central operations. Accordingly, the inflows from those transactions appear to be revenue generating activities. Please describe for us how you concluded that the sale of the analyzer to your customers should be reflected as an asset sale and presented net on the face of your income statement. Please provide references to the appropriate authoritative literature which supports your conclusion.

Response to Comment No. 30:

The Company’s management team understands that accounting for the analyzers as fixed assets in accordance with ASC 360, Property, Plant, and Equipment, and related standards (including the disposition or sale of used equipment), is an appropriate and accurate reflection of the use and purpose of the analyzers. Since the Company’s inception, the Company’s business model has focused on retaining title to its analyzers by placing them at its customer locations in order to gain market share by making its customer’s up-front costs to adopt the Company’s proprietary technology negligible. The Company believes that this business model enables its customers, which typically are comprised of both large and small hospitals, to deliver test results to their patients more quickly and cost effectively than other competing technologies. The Company has never contemplated an operational focus of selling its analyzers as part of a product offering for a profit, or even as a loss leader, domestically or internationally. There is no type of rental or other agreement entered into with the end customer as it relates to the placement and use of the analyzer. Retaining title to the analyzers placed within the United States is appropriate given that the Company can easily recover analyzers from customer locations and redeploy them where necessary without significant costs and effort. To date, the Company remains entirely focused on developing its U.S. markets for its diagnostic tests. This arrangement is similar to re-agent contracts that are common place in the diagnostics and laboratory industry, however we do not require any purchase commitments from the customer. We also retain complete control over the analyzer and if a customer is not purchasing tests at a volume we think is economically feasible, we can and have removed the analyzer from that customer and placed it with another customer that has higher volume requirements.

Since inception, the Company has not focused nor placed significant emphasis on developing international markets for the Company’s product. The Company has never had an international sales force and has never manufactured analyzers specifically for international markets. Over the past two years on occasion, small, international sales opportunities have come along through international distributors. The analyzers that were sold to them were part of the fixed asset pool of analyzers the Company has, and many of these specific analyzers had been previously placed at customer locations within the United States. In 2012, these opportunities represented 13% of the total analyzers built. For the twelve months ended December 31, 2013 and for the six months ended June 30, 2014, these opportunities represented 5% of the total analyzers built during those periods. Sale of the fixed asset

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analyzers in these limited international opportunities have not been based on established product price listings as no such listing exists or has been publicly marketed to customers; instead, the final sale price has been a negotiated amount based on the sale of a functioning fixed asset analyzer, whether or not that analyzer was previously used at another customer site. Similar to other fixed asset sales, there were no stated or implied warranties or other continuing service requirements made with the sale of these assets. For these limited situations, management has elected to sell the fixed asset analyzers as opposed to placing them with international customers (thereby not retaining title over the analyzers) as it would be impractical at this time for us to retain ownership due to, among other reasons, the Company lacking the necessary personnel needed to service international customers, the need to comply with additional laws and regulations of countries outside the United States to which the Company is not currently subject, and the added costs to recover, reconfigure, ship and redeploy fixed asset analyzers that have been used internationally.

For the reasons stated above, analyzers are manufactured by the Company as a fixed asset to be owned. When one-off, international opportunities come along, management understands they are selling a fixed asset as opposed to an inventory product that is specifically manufactured to be sold for a profit or as a loss leader as part of the Company’s routine operations. Statement of Financial Accounting Concepts No. 6 paragraphs 82-89 define gains and losses as the result from “incidental or peripheral transactions of the enterprise…Since a primary purpose of distinguishing gains and losses from revenues and expenses is to make displays of information about an enterprise’s sources of comprehensive income as useful as possible, fine distinctions between revenues and gains and between expenses and losses are principally matters of display or reporting.” Based on the nature of the Company’s products, overall operations, and main focus of activity in the U.S., management believes that treating the international sale of analyzers as a fixed asset sale is appropriate, accurately displays sources of income and is consistent with generally accepted accounting principles (GAAP).

In addition to the factors identified above, considering the small size and non-routine occurrence of these historical international opportunities, and the Company’s continuing immediate focus on U.S. operations, the above accounting policies accurately display our sources of income in accordance with GAAP. However, the Company also acknowledges that if management changes its focus, operations, and business plan in the future by pursuing and developing an international or domestic market where the sale of analyzers, in combination with the sale of test kits, are routine and no longer incidental or peripheral to the operations of the Company, that the accounting treatment of the fixed asset analyzers will also be reviewed to determine if the establishment of a revenue recognition policy is required.

Comment No. 31:

31.	In this regard, please also describe for us the significant terms of the agreements with domestic customers whereby you retain ownership of the analyzer. Describe the rationale for having separate revenue generating models for domestic and foreign sales.

Securities and Exchange Commission

August 7, 2014

Response to Comment No. 31:

In the United States we allow our diagnostic test customers to use our analyzers for as long as they are purchasing diagnostic tests from us. We retain ownership of the analyzers and have the right to remove the analyzers at any point. In some cases we have sold these analyzers to our capital lease provider, Onset Financial, and then we lease them back from Onset (please refer to additional response in Comment No. 8). If there are problems with the analyzers, we are responsible for repair and in many cases, the customer sends the analyzer back to us at our expense and we send the customer a replacement analyzer from our fixed asset pool. There are no written contracts with defined terms, set minimums or other contractual obligations between the customer and us. This business model has allowed us to acquire hospital customers quickly by avoiding the typical capital committee process.

Over the past two years, on occasion, small, international sales opportunities have come along through international distributors. Our business outside the United States is minimal and we do not expend any internal resources towards developing it; we also expect that over the next few years, our international business will continue to decrease as a percentage of our overall business. At this time, we have determined that it would be impractical to utilize the same business model outside the U.S. since the laws for each country are different, making it difficult for us to retain and track ownership of fixed assets in different countries and incur the added costs to recover, reconfigure, ship and redeploy fixed asset analyzers that have been used internationally.

Note 8. Common and Preferred Stock, page F-14

Comment No. 32:

32.	Please tell us the estimated initial public offering price range. To the extent that there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

Response to Comment No. 32:

Preliminary IPO Price Range

The Company respectfully advises the Staff that on August 6, 2014, representatives of the lead book running manager of this offering advised the Company that, based on then current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary estimated IPO price to be included on the cover of the Company’s preliminary prospectus of $0.025 to $0.035 per share (the “Preliminary IPO Price Range”). As disclosed in the Amendment, the Company intends to effect a reverse stock split of its common stock that is intended to increase the price per share of the Company’s common stock such that it would comply with the minimum price requirements of the initial listing standards of the NASDAQ Capital Market. The discussion contained herein does not give effect to this proposed

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reverse stock split. Our final post-split Preliminary IPO Price Range remains under discussion between us and the lead book running manager, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

Historically, the fair value of the common stock underlying the Company’s stock based awards has been determined on each grant date by the Company’s board of directors (the “Board”), with input from management. All options to purchase shares of the Company’s common stock were intended to be granted with an exercise price per share no less than the fair value per share of the Company’s common stock underlying those options on the date of grant, as determined in good faith and based on the information known to the Board on the date of grant.

To determine the exercise price of the Company’s option grants in the absence of a public trading market for the Company’s common stock, on each grant date, the Board considered various objective and subjective factors described in detail in the Registration Statement, along with input from management and the determinations of the value of the Company’s common stock from independent third party valuation specialists.

Independent Third Party Valuations

In addition to the above factors, as part of its assessment of the fair value of the Company’s common stock for purposes of making stock option grants, the Board also considered and relied upon the appraisal of the fair value of the Company’s common stock at various periods throughout the past twelve months, from an independent third-party valuation specialist using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “Practice Aid”) and in compliance with ASC 820, Fair Value Measurements and Disclosures.

In accordance with the Practice Aid, the March 31, 2014 valuation appraisal used five enterprise valuation methodologies to arrive at the Company’s enterprise value. The five methodologies and their applicable percentage used to weight the overall valuation are as follows: 1) asset approach – net asset value method, 0% weight; 2) market approach – recent company transactions, 80% weight; 3) market approach – private guideline transactions method, 10% weight; 4) market approach – publicly traded company guidelines method, 10% weight; and 5) income approach – discounted cash flows method, 0% weight. The appraisal then used the option pricing method (“OPM”) to allocate the enterprise value to the various classes of stock. OPM treats the rights of the holders of preferred and common shares as equivalent to call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred shares, as well as their rights to participation and conversion. The estimated value of the common stock can be determined by estimating the value of its portion of each of these call option rights. The OPM took into consideration the arm’s length sale price of the Company’s shares of Series C and C-1 convertible preferred stock, $0.0246 per share, to existing investors and third-party non-affiliated

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August 7, 2014

sophisticated investors from October of 2013 through January of 2014 and the fair value of the liquidation preferences associated with the preferred stock. In addition, a 10.0% discount was applied for lack of marketability (“DLOM”) to reflect that the Company’s shares were not traded in an efficient, liquid market into which the shares could be readily sold and that a liquidity event was planned in the next twelve months. The resulting fair value of the Company’s common stock determined by the independent third-party valuation specialist was $0.00 per share.

The Company respectfully submits to the Staff that the increase in value between the Preliminary IPO Price Range compared to the most recent and historical common stock valuation reports described above is reasonable. Specifically, as noted above, the valuation reports for the 12-month period preceding the estimation of the Preliminary IPO Price Range appropriately reflected the significant liquidation preferences associated with the preferred stock and the potential for a stay private scenario during certain of those periods, among other significant factors. Effectively, the liquidation and priority preferences of the different series of preferred stock resulted in no remaining value to the common stock, or even to some of the earlier issuances of preferred stock. Additionally, there are other factors that support the increase in value between the most recent and historical common stock valuations and the Preliminary IPO Price Range, including the inherent uncertainty of completing a successful IPO and the possibility that the actual IPO price could be substantially lower than the Preliminary IPO Price Range recommended by the Company’s lead bookrunning manager resulting in insufficient proceeds.

Valuation for April 2014 Grants

In April 2014, the Board granted stock options to purchase 79,600,000 shares of common stock to certain employees that vest over a four-year period and expire 10 years after the date of issuance. At the grant date for each of the April 2014 stock option grants, the Board determined the exercise price of the option to be $0.01 per share.

The determination of exercise price for these grants was made by the Board in consideration of the valuation analysis as of March 31, 2014 and the other objective and subjective factors described in the Registration Statement. As part of this determination, the Board concluded that no significant internal or external value generating events had taken place since the March 31, 2014 valuation through April 2014. The Board considered, however, that the Company would shortly begin the Series D preferred stock offering and the opportunity for a liquidity event in the next twelve months factored into the determination of the $0.01 exercise price of the option grants.

Valuation for June 2014 Grants

In June 2014 the Board granted options to certain employees. As of each grant date and in connection with the grant of stock option, the Board determined that the exercise price of the Company’s option grant was $0.01 per share, equivalent to the exercise price of the options granted April 2014.

Securities and Exchange Commission

August 7, 2014

The determination of the exercise price for these grants was made by the Board in consideration of the valuation analysis as of March 31, 2014 and the other objective and subjective factors described in the Registration Statement. As part of this determination, the Board considered the following events that occurred between April 2014 and June 2014:

•	On April 21, 2014 the Company commenced a Series D Preferred Unit offering targeting $5 to $7 million. The Series D Preferred units were offered at $0.025 and included one share of Series D Preferred Stock valued at $0.0246, equal to the Series C and C-1 Preferred Stock, as well as a Class A warrant to purchase one share of common stock at $0.246 and a Class B warrant to purchase one share of common stock at $0.001 per share. Due to the addition of the Class A and Class B warrants, the Series D Preferred units were effectively sold at a decrease to the previous Series C and Series C-1 Preferred Stock. As of June 18, 2014 the Company had sold $2.6 million of Series D Preferred Units.

•	The Company began the process of drafting the registration statement with an underwriter.

•	The Company had approximately $100,000 of cash on hand and did not have sufficient capital available to complete the registration process for an initial public offering.

We have not granted any stock options since June 2014.

Preferred Stock, page F-14

Comment No. 33:

33.	We note the disclosure on page F-27 that you “expect all of the convertible preferred stock outstanding to convert into shares of common stock.” We also note the disclosure here that, “the preferred stock will be automatically converted upon a qualified initial public offering.” Please revise to define “qualified initial public offering.” Please also tell us the basis under which you have assumed the automatic conversion of the preferred stock to common stock upon the closing of the underwritten initial public offering. For example, please tell us whether or not you expect the offering to be a “qualified initial public offering” or upon the election of a majority of the holders of each respective outstanding preferred stock series.

Response to Comment No. 33:

As stated in the Registration Statement, the preferred stock will be automatically converted upon a qualified initial public offering, or would otherwise convert upon the election of a majority of the outstanding shares of each respective series. In response to the Staff’s comment, we have updated the disclosure in the section “Description of Capital Stock –

Securities and Exchange Commission

August 7, 2014

Preferred Stock” to define the “qualified initial public offering” for the purposes of this automatic conversion and clarify that we expect this offering to satisfy the requirements of a “qualified initial public offering” for the purposes of automatic conversion. The definition of “qualified initial public offering” for these purposes, according to our current certificate of incorporation is “the [Company]’s sale of Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 (or any successor to such form) under the Securities Act of 1933, as amended, which results in aggregate gross proceeds to the [Company] of not less than $5,000,000 (before deduction of underwriting discounts and commissions)”, which the Company expects the proceeds of this offering to exceed.

Comment No. 34:

34.	In this regard, please provide us with a calculation supporting the Cumulative preferred stock dividends (undeclared) for the fiscal year ended December 31, 2013 and most recent quarterly fiscal periods.

Response to Comment No. 34:

We acknowledge the Staff’s comment and advise that the Company filed a fifth amended and restated Certificate of Incorporation in April 2014 that amended the terms of the preferred stock dividends to be non-cumulative. This disclosure has been removed for the interim reporting period in the Amendment and we respectfully submit that the requested calculation for the most recent quarterly fiscal period is not required. Shown below is the calculation for the December 31, 2013 cumulative preferred dividends (undeclared):

12/31/2013	Shares	Weighted Average Days	Dividend Rate	Dividend
Series A Preferred	117,131,171	365	0.0128	$1,499,279
Series B Preferred	59,465,350	365	0.0128	761,156
Series C Preferred	150,989,224	33	0.0128	175,794
Series C-1 Preferred	84,027,175	33	0.0128	97,241

				$2,533,470

*     *     *

Please contact the Company’s counsel, David Marx, Esq. of Dorsey & Whitney LLP, at (801) 933-7363 or Ryan Ashton at the Company at (801) 990-1055 if you have any questions with respect to this letter.

Please acknowledge receipt of this letter by file-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope.

Securities and Exchange Commission

August 7, 2014

Thank you very much for your assistance in this matter.

Very truly yours,

GREAT BASIN SCIENTIFIC, INC.

/s/ RYAN ASHTON
Ryan Ashton Chief Executive Officer

cc:	David Marx, Esq.